Transcend Network LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Compilation Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
Transcend Network LLC

Management is responsible for the accompanying financial statements of Transcend Network LLC, which comprise the balance sheet as of December 31, 2023, and the related statement of operations, shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 20, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	564,920
Total Current Assets	564,920
Non-current Assets	
Investment in SAFEs	560,000
Investment - Common Stock	50,000
Total Non-Current Assets	610,000
TOTAL ASSETS	1,174,920
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable - Related Party	37,237
Total Current Liabilities	37,237
Long-term Liabilities	
Future Equity Obligations	178,585
Notes Payable - Related Party	44,606
Total Long-Term Liabilities	223,191
TOTAL LIABILITIES	260,428
EQUITY	
Non-Controlling Interest in Subsidiary	1,195,020
Contributions - Subsidiary	50,000
Accumulated Deficit	(330,528)
Total Equity	914,492
TOTAL LIABILITIES AND EQUITY	1,174,920

Statement of Changes in Member Equity

	Member Capital $ Amount	Non-Controlling Interest in Subsidiary	Company's Contribution in Subsidiary	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2023	-	1,055,020	50,000	(174,720)	930,300
Contributions from Non-Controlling Interest in Subsidiary	-	140,000	-	-	140,000
Net Income (Loss)	-	-	-	(155,808)	(155,808)
Ending Balance 12/31/2023	-	1,195,020	50,000	(330,528)	914,492

Statement of Operations

	Year Ended December 31, 2023
Revenue	110,521
Cost of Revenue	138,896
Gross Profit	(28,375)
Operating Expenses	
Advertising and Marketing	662
General and Administrative	52,938
Research and Development	73,833
Total Operating Expenses	127,433
Operating Income (loss)	(155,808)
Earnings Before Income Taxes	(155,808)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(155,808)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(155,808)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(155,808)
INVESTING ACTIVITIES	
Investment in Future Equity Obligations	(310,000)
Net Cash provided by (used by) Investing Activities	(310,000)
FINANCING ACTIVITIES	
Proceeds from Future Equity Obligations	76,085
Repayments of Notes Payable - Related Party	(1,251)
Contributions from Non-Controlling Interest in Subsidiary	140,000
Net Cash provided by (used in) Financing Activities	214,834
Cash at the beginning of period	815,895
Net Cash increase (decrease) for period	(250,974)
Cash at end of period	564,921

Transcend Network LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Transcend Network LLC ("the Company") was formed in Delaware on January 19th, 2020. The Company runs fellowship programs to support early-stage founders building the future of learning and work. The Company earns revenue through their program fees.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its subsidiary, Transcend Network Fund LP, a Delaware entity formed in 2022. All significant intercompany transactions are eliminated.

The Company committed and invested $50,000 to this fund. The total amount raised from the Company and other investors is expected to be more than $2,000,000, but less than $4,000,000. The Company has complete influence over the management of the fund and thus elected the consolidation method of accounting to account for the subsidiary. In accordance with the consolidation method of accounting, the financial statements include the accounts of the parent company and its subsidiary, presenting their assets, liabilities, equity, revenues, and expenses as if they were a single economic entity. Non-controlling interests represent the portion of subsidiary equity not owned by the parent company and are disclosed separately in the consolidated financial statements.

As of December 31st, 2023, the total contributions into the fund was $1,245,020 consisting of $50,000 from the Company and $1,195,020 from non-controlling interests. The Company has recognized total losses of $144,556 from this subsidiary including a loss of $44,510 in 2023, which is included in the General and Administrative expenses line item in the Statement of Operations herein. The subsidiary included cash of $490,994, investments in SAFE agreements of $560,000 (SAFE Agreements include $50,000 in ClassEconomy LLC, $25,000 in Cybernut Inc, $50,000 in Diffit Inc, $25,000 in GotWonder Inc, $100,000 in Kibo, Inc, $50,000 in Linguistic Inc, $25,000 in Magic School, Inc, $35,000 in Mindflow Inc., $50,000 in MyTake2 Inc, $50,000 in Nuture Holdings, Inc., $50,000 in Niteowl, Inc., and $50,000 in Scaffold Ed, Inc.), and investment in stock of $50,000 (The entire $50,000 was invested into Examind AI, Inc. in exchange for $131,250 common shares).

The SAFE agreements (Simple Agreement for Future Equity) entered into have no maturity date and bear no interest. The agreements provide the right of the Company to future equity in these investment companies during a qualified financing or change of control event ranging from 0% to 25% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.5M – $12M.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue when their founders' pay fees as part of enrolling in their programs. These fees are paid all up front or over 6 months if the company needs a payment plan. Revenue is recognized over the service period of their program. The Company's primary performance is ensuring that they perform services as agreed upon with their founders over the length of their program, which is typically 5 weeks. Any potential deferred revenue would be negligible as of December 31st, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accounts payable of $36,737 due to its owners as of December 31st, 2023. The amounts due not accrue interest and are due on demand.

The Company entered into a loan with a founder totaling $20,000. The loan accrues interest of 15% and is due on April 30th, 2025. The balance of the loan was $20,000 as of December 31st, 2023.

The Company entered into a loan with a founder resulting in a payable of totaling $24,606 as of December 31st, 2023. The loan accrues interest of 15% and is due on April 30th, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event without any stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	$44,606
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of units wholly owned by two members. The Company had authorized 10,000,000 units with all of them being issued and outstanding as of December 31st, 2023. The units provide the holder with one vote per unit held.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 20, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.